May 27, 2025

Joyce Lee Jue Hui
Chief Executive Officer
Fitness Champs Holdings Ltd
7030 Ang Mo Kio
Avenue 5, #04-48
NorthStar@AMK
Singapore 569880

       Re: Fitness Champs Holdings Ltd
           Registration Statement on Form F-1
           Filed May 19, 2025
           File No. 333-287405
Dear Joyce Lee Jue Hui:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David Ficksman